SEABRIDGE GOLD INC.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 27, 2024

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **The person named above (the "holder" or "you") has the right to appoint some other person or company of the holder's choice, who need not be a shareholder, to attend and act on the holder's behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and follow the procedure noted there for registering your proxyholder.**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as disclosed by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof unless the holder votes "Against" in respect of "Other Matters".
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 4:30 p.m. EDT on June 25, 2024.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail by returning this Form of Proxy to Computershare's address above, may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

0202DC

Appointment of Proxyholder

I/We, being holder(s) of Seabridge Gold Inc. hereby appoint(s):
Rudi Fronk, or failing him, John Sabine, or failing him, Christopher Reynolds

OR

Print the name of the person you are appointing if this person is someone other than the Management's Designated Proxyholders listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Seabridge Gold Inc. to be held at the Albany Club, 91 King Street East, Toronto, Ontario on June 27, 2024 at 4:30 p.m., EDT and at any adjournment or postponement thereof.

MANAGEMENT'S DESIGNATED PROXYHOLDER'S VOTING INTENTIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

To elect directors of the Company for the ensuing year. See the section entitled "*Business of the Meeting - Election of Directors*" in the Circular.

	For	Against		For	Against		For	Against
01. Trace J. Arlaud	☐	☐	02. Matthew Coon Come	☐	☐	03. Rudi P. Fronk	☐	☐
04. Eliseo Gonzalez-Urien	☐	☐	05. Jay S. Layman	☐	☐	06. Melanie R. Miller	☐	☐
07. Clement A. Pelletier	☐	☐	08. Julie L. Robertson	☐	☐	09. John W. Sabine	☐	☐
10. Gary A. Sugar	☐	☐	11. Carol T. Willson	☐	☐			

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	For	Withhold
2. Appointment of Auditor To appoint KPMG LLP as auditors of the Company for the ensuing year. See the section entitled "*Business of the Meeting - Appointment and Remuneration of Auditor*" in the Circular.	☐	☐

	For	Against
3. Auditors' Remuneration To authorize the directors to fix the auditors remuneration. See the section entitled "*Business of the Meeting – Appointment and Remuneration of Auditor*" in the Circular.	☐	☐
4. Approve the Amended Restricted Share Unit and Deferred Share Unit Plan To approve, by ordinary resolution, amendments to Restricted Share Unit Plan of the Company to create a combined plan under which RSUs and DSUs can be granted. See the section entitled "*Business of the Meeting - Approval of Amended Restricted Share Unit and Deferred Share Unit Plan*" in the Proxy Circular.	☐	☐
5. Advisory Vote on Executive Compensation To approve, on an advisory basis, the executive compensation approach of the Company. See the section entitled "*Business of the Meeting - Advisory Resolution on Executive Compensation*" in the Proxy Circular.	☐	☐
6. Other Matters Shareholders may be asked to consider other items of business that may be properly brought before the Meeting. Information respecting the use of discretionary authority to vote on any such other business may be found in the "*Proxy Solicitation and Voting - Voting by Proxy*" section of the Circular.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as disclosed by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

Electronic Material Delivery – Mark this box if you would like to receive the Financial Statements, Management's Discussion and Analysis and Information Circular by email. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

S T D Q 366168 A R 1

0202EB